UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

MEDIMMUNE, INC.
(Name of Subject Company)

ASTRAZENECA BIOPHARMACEUTICALS INC. ASTRAZENECA PLC
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share (including the associated preferred stock purchase rights)
(Title of Class of Securities)
584699102
(Cusip Number of Class of Securities)

Graeme Musker AstraZeneca PLC 15 Stanhope Gate London, W1K 1LN, England Telephone: +44 20 7304 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Paul R. Kingsley Thomas J. Reid Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on May 3, 2007 by AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and AstraZeneca Biopharmaceuticals Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of AstraZeneca, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune, Inc., a Delaware corporation (“MedImmune”), at $58.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 11:59 p.m., New York City time, on Friday, May 25, 2007, the applicable waiting period under the HSR Act relating to the Offer expired.  On May 25, 2007, AstraZeneca received clearance from the Austrian Federal Competition Authority under the Austrian Cartel Act 2005.  Accordingly, the conditions to the Offer with respect to the antitrust and competition laws of Austria and the United States have been satisfied.

As disclosed in Amendment No. 2 to the Schedule TO filed on May 15, 2007, on April 25, 2007, a purported class action was filed in the Circuit Court for Montgomery County, Maryland against MedImmune and certain of its directors by an individual stockholder named Chris Larson alleging that the defendants breached their fiduciary duties to MedImmune stockholders in connection with the transactions contemplated by the Merger Agreement.  On May 29, 2007, the plaintiff filed an amended complaint, alleging, in addition to the allegations made in the original complaint, that MedImmune failed to disclose certain information to its stockholders. A copy of the amended complaint is filed as Exhibit (a)(8) hereto.  On May 29, 2007, the plaintiff filed a motion for a temporary restraining order to prevent consummation of the Offer until June 15, 2007.

On May 21, 2007, another purported class action was filed in the Circuit Court for Montgomery County, Maryland against MedImmune and its directors by an individual stockholder named Jamie Suprina making substantially the same allegations as made in the original complaint filed by Chris Larson on April 25, 2007.  The complaint seeks injunctive relief enjoining the defendants from consummating the transactions and awarding costs, including attorneys’ and experts’ fees.  A copy of the complaint is filed as Exhibit (a)(9) hereto.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(8) First Amended Complaint filed on May 29, 2007 in the Circuit Court for Montgomery County, Maryland.
  (a)(9) Complaint filed on May 21, 2007 in the Circuit Court for Montgomery County, Maryland.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

ASTRAZENECA BIOPHARMACEUTICALS INC.

By:	/s/ Chris R. W. Petty
Name: Chris R. W. Petty
Title: Assistant Secretary and Vice President

ASTRAZENECA PLC

By:	/s/ Shaun F. Grady
Name: Shaun F. Grady
Title: Authorised Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(8)	First Amended Complaint filed on May 29, 2007 in the Circuit Court for Montgomery County, Maryland
(a)(9)	Complaint filed on May 21, 2007 in the Circuit Court for Montgomery County, Maryland